EXHIBIT 99.04

The Board resolves the distribution of cash dividend

Date of events: 2017/03/07

Contents:

1.Date of the board of directors resolution :2017/03/07

2.Appropriations of earnings in cash dividends to shareholders (NT$ per share):4.9419

3.Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

4.Total amount of cash distributed to shareholders (NT$):38,336,525,081

5.Appropriations of earnings in stock dividends to shareholders (NT$ per share):0

6.Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

7.Total amount of stock distributed to shareholders (shares):0

8.Any other matters that need to be specified: The Board proposed the ex-dividend record-date to be July 29, 2017.